

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 7, 2016

Mr. Yang Jie
Chairman and CEO
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China

> **Re: China Telecom Corporation Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 28, 2016**
> **File No. 001-31517**

Dear Mr. Yang Jie:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. A recent news report states that you were involved with constructing communication nodes in Sudan. A press release on Chinatelecomglobal.com refers to your business with customers from Sudan. Additionally, on page 21 of Exhibit 4.56 to the 20-F filed April 29, 2014, you provide contact information for your office in the Middle East, a region that includes Syria.

   Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Operating Expenses, page 42

Network Operations and Support Expenses, page 42

3.   We note your disclosure on page 42 which states, "network operations and support expenses increased by 18.3%, from RMB68,651 million in 2014 to RMB81,240 million in 2015, which was primarily due to the newly incurred telecommunications towers usage fees payable to the Tower." In this regard, please expand your disclosure to specifically discuss future trends related to the new usage fees and any other anticipated effects of the lease agreement with China Tower and the disposition of the towers.

2. Disposal of Certain Telecommunications Towers and Related Assets, page F-10

4.   We note your disclosure of the transfer of your telecommunications towers and related assets to China Tower Corporation Limited ("China Tower"). Please identify the accounting literature you considered and tell us how you applied it in determining the appropriate accounting treatment for the transaction. In your response please also address the following:

- How you determined the fair value of the equity shares of China Tower received as consideration in the calculation of your gain on the transfer of tower assets.

- How you evaluated the fair value of the assets transferred and the consideration received in determining if the transaction was established at fair value and assessing whether there was a potential impairment.

- You disclose that you realized a gain on the sale of the assets and deferred a portion attributed to your ownership interest in China Tower. Discuss the factors you considered in determining the accounting treatment for the gain and amortization of the deferred gain over remaining life useful lives of the tower assets.

- Tell us how you will account for the lease agreement with China Tower for telecommunications towers and related assets as disclosed in the Form 6-K filed July 11, 2016. Also discuss the accounting literature you considered.

- Discuss the nature and extent of your continuing commitments under the lease agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney with the Office of Global Security Risk, at 202-551-3876 with questions regarding comments one and two, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications